Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

May 31, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on May 31, 2024 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihost.ca

Item 9 Date of Report

May 31, 2024

SCHEDULE “A”

DIGIHOST PROVIDES MAY 2024 PRODUCTION UPDATE AND OPERATIONS UPDATE

Houston, TX – May 31, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended May 31, 2024, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for May 2024

●	The Company held cash, BTC and cash deposits of approximately $6.0 million as of May 30, 2024 (based on a BTC price of $68,500 as of May 30, 2024 per CoinMarketCap), as compared to $6.7 million as of April 30, 2024 (based on a BTC price of $60,970 as of April 30, 2024 per CoinMarketCap).

●	Between self-mining and hosting agreements, miners at the Company’s facilities produced approximately 50 BTC during the month of May, as the full impact of the Bitcoin halving event that occurred during the month of April, which reduced the rewards available for mining, were experienced this month.

●	Spent approximately $2.2 million on capital expenditures, mining infrastructure support equipment and deposits. Digihost continues to monitor its capital expenditures closely with self-funding to limit equity dilution for its shareholders.

●	Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

NASDAQ Notification

On May 24, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of not having timely filed its Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2023 (“Fiscal Year 2023”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic reports with the U.S. Securities and Exchange Commission.

The Company does not expect that the Notice will have any immediate impact on the listing of the Company’s securities, which are expected to continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq. Under the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. If Nasdaq accepts the plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the original due date of the Form 20-F to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company may be subject to delisting from Nasdaq.

The Company was unable to file its Form 20-F for Fiscal Year 2023 prior to the deadline therefor because the Company’s independent registered public accounting firm (the “Auditor”) is continuing its work to complete an audit under the standards of the Public Company Accounting Oversight Board (the “PCAOB”) of the Company’s financial statements to be included in the Form 20-F following the Company’s request therefor. The Company expects to file the Form 20-F as promptly as practicable following the completion of the Auditor’s PCAOB audit of the Company’s financial statements for inclusion in the Form 20-F and delivery of the Auditor’s report with respect thereto.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power and is mining at hashrate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the Notice and timing for filing the Form 20-F for Fiscal Year 2023 to regain compliance with the Nasdaq Listing Rules. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; delays in the completion of the PCAOB audit of the Company’s financial statements and delivery of the Auditor’s report with respect thereto for inclusion in the Form 20-F for Fiscal Year 2023; the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed in the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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